Exhibit 99.1

Westport HPDI 2.0 On Track for Commercial Production

~Substantial Progress Made in Development and Near-Term Commercialization of Core Technology Program~

VANCOUVER, Nov. 2, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today an update to its Westport High Pressure Direct Injection (WestportTM HPDI) second generation or "HPDI 2.0" development program.

Since the announcement of the HPDI 2.0 system on September 30, 2014, Westport has worked with its development partners and suppliers to complete component testing and system validation. These partners include Delphi Automotive PLC ("Delphi"), who will produce key fuel injection system components for HPDI 2.0.  The latest generation of HPDI injectors, developed under the Joint Development Agreement with Delphi, feature a new direct connected architecture and incorporate technologies from both companies and higher performance, lower cost and much easier packaging on the engine than prior HPDI injection system.

Early production design intent components, including the latest generation injector from Delphi, are undergoing engine testing at Westport, and will be delivered to original equipment manufacturer ("OEM") customers for validation and vehicle testing early in the first quarter of 2016. We expect to deliver production design intent components to OEM customers in mid-2016 for vehicle integration, engine testing and certification, and initial customer field testing. Full commercial production will follow in accordance with our OEM customer launch plans.

"HPDI 2.0 development programs with partner OEMs continue to meet key milestones in alignment with our project timelines and targets," said David Demers, CEO of Westport. "We are committed to ensuring the highest quality product reaches commercial production with our partner OEMs on-time and on-budget."

In addition to component development and vehicle testing, Westport is also working with its supplier partners to implement production capacity for HPDI 2.0 components.  As previously disclosed, Delphi and Westport are intending to invest in and develop annual production capacity in excess of 100,000 injectors within the next 3 years.  Manufacturing systems engineering and initial equipment orders for this production facility are now well underway.

HPDI 2.0 offers simple integration with minimal mechanical changes to the base diesel engine: only custom fuel injectors, fuel supply and pumps are substituted for the traditional diesel components.  The engine operates with the same internal components and, substantially, the same in-cylinder pressure and temperature as the base diesel engine, which preserves the high reliability and durability found in modern heavy duty diesel engines.  Virtually no changes are introduced to powertrain, cooling system, or emissions equipment as compared to the base diesel vehicle.

For heavy-duty vehicle manufacturers, minimal change to the base diesel engine means simpler integration into engine and vehicle production.  HPDI 2.0 trucks will be easier to manufacture, service, and support in the field compared to previous generation natural gas trucks. For customers, HPDI 2.0 trucks will integrate easily into fleet operations, with the same horsepower and torque, and the same driveability, as the equivalent diesel truck.

Additionally, HPDI 2.0 continues to be the only natural gas system that can offer "same as diesel" horsepower, torque, transient response, engine braking power and fuel economy.  It also provides up to 20% reduction in greenhouse gas emissions compared to equivalent diesel engines, making it far and away the best commercial option for heavy duty trucking customers seeking to reduce their greenhouse gas emissions.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the qualities and performance of the Volvo engines described herein, desires of customers for bi-fuel operation and the longer term market shift, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy,  governmental policies and regulation, technology innovations, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, Westport, T: 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 02-NOV-15